China Vitup Health Care Holdings, Inc.

108-1 Nashan Road

Zhongshan District

Dalian, P.R.C.

April 22, 2010

Tabitha Akins

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E. Mail Stop 3561

Washington, D.C. 20549

Re:

China Vitup Health Care Holdings, Inc.

Item 4.01 Form 8-K

Filed April 20, 2010

File No. 000-52489

Dear Ms. Akins:

In connection with responding to your comment letter dated April 21, 2010, China Vitup Health Care Holdings, Inc., a Nevada corporation (the “Company”), hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Sincerely yours,

China Vitup Health Care Holdings, Inc.

/s/ Chunxaing Li, Chief Financial Officer